02038236

# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| | |
|---|---|
| **Structured Asset Mortgage Investments, Inc.** | **882253** |
| **Exact Name of Registrant as Specified in Charter** | **Registrant CIK Number** |
| **Form 8-K, May 30, 2002, Series 2002-AR2** | 333-56240 |

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JUN 14 2002
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAY 31 2002
WASH. D.C. 165 SECTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By: ______________________

Name: Baron Silverstein

Title: Managing Director

Dated: May 30, 2002 , 2002

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99 | Computational Materials | P* |

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

# New Issue Marketing Materials

## $302,173,100 (Approximate)

## Structured Asset Mortgage Investments, Inc.
## Mortgage Pass-Through Certificates, Series 2002-AR2

**Structured Asset Mortgage Investments, Inc.**
Depositor

**Alliance Mortgage Company**
Servicer

**HomeBanc Mortgage Corporation**
**SouthStar Funding LLC**
Originators

**Wells Fargo Bank Minnesota, NA**
Master Servicer

**Bank One, National Association**
Trustee

**Bear, Stearns & Co. Inc.**
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of May 1, 2002.

May 29, 2002


 

# $302,173,100 (approx)

# Structured Asset Mortgage Investments, Inc.
# Mortgage Pass-Through Certificates, Series 2002-AR2
# Adjustable Rate Mortgage Loans (1- and 6-Month LIBOR Indexed)

| Class | Certificate Size (1) | Expected Ratings S&P/Mdy | Credit Enhance %age (2) | WAL (3) (years) | Payment Window (3) (months) | Interest Rate Type | Collateral Index | Certificate Type |
|---|---|---|---|---|---|---|---|---|
| A-1 | $237,188,200 | AAA/Aaa | 7.25% | 3.24 | 1-97 | LIBOR (4) | 1/6-Mo LIBOR | Group 1 Senior |
| X | Notional (5) | AAA/Aaa | 7.25% | --- | --- | IO (5) | 1/6-Mo LIBOR | Group 1 Interest Only |
| A-2 | $46,194,500 | AAA/Aaa | 7.25% | 3.24 | 1-97 | WAC (6) | 6-Mo LIBOR | Group 2 Senior |
| A-3 | $9,929,800 | AAA/Aaa | 4.00% | 6.10 | 30-97 | LIBOR (7) | 1/6-Mo LIBOR | Crossed Sr. Mezzanine |
| B-1 | $4,124,800 | AA/Aa2 | 2.65% | 6.10 | 30-97 | LIBOR (7) | 1/6-Mo LIBOR | Crossed Subordinate |
| B-2 | $2,902,500 | A/A2 | 1.70% | 6.10 | 30-97 | LIBOR (7) | 1/6-Mo LIBOR | Crossed Subordinate |
| B-3 | $1,833,300 | BBB/Baa2 | 1.10% | 6.10 | 30-97 | LIBOR (7) | 1/6-Mo LIBOR | Crossed Subordinate |
| | **Not Offered** | | | | | | | |
| B-4 | $1,069,400 | BB/NR | 0.75% | --- | --- | WAC (8) | 1/6-Mo LIBOR | Crossed Subordinate |
| B-5 | $611,000 | B/NR | 0.55% | --- | --- | WAC (8) | 1/6-Mo LIBOR | Crossed Subordinate |
| B-6 | $1,680,549 | Not Rated | --- | --- | --- | WAC (8) | 1/6-Mo LIBOR | Crossed Subordinate |

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance;
(2) Credit Enhancement percentages are subject to change based upon the final pool and any additional rating agency evaluation;
(3) Weighted Average Life (WAL) and Payment Window are calculated based upon a pricing prepayment speed of 25% CPR and are shown to the 10% Clean-Up Call Date;
(4) The Pass-Through Rate for the Class A-1 Certificates will be a floating rate based on One-Month LIBOR plus 0.35% subject to the lesser of (i) 11.00% and (ii) the Group 1 Net Rate Cap (equal to the weighted average Net Rate of the Group 2 mortgage loans); On the first distribution date after the Clean-Up Call Date, the margin will increase by 2 times;
(5) The Class X Certificates will consist of two components, Component X-1 and Component X-2. The components of the Class X Certificates are not separately transferable and will accrue interest as follows:
- Component X-1 will bear interest at a variable rate equal to the greater of (i) zero and (ii) the weighted average Net Rate of the Group 1 Mortgage Loans over the Class A-1 Pass-Through Rate (less any amounts payable to the Carryover Reserve Fund) based on a notional balance equal to the Class A-1 principal balance.
- Component X-2 will bear interest at a variable rate equal to the greater of (i) zero and (ii) the weighted average Net Rate of the Mortgage Loans over the Class A-3, Class B-1, Class B-2 and Class B-3 Pass-Through Rates (less any amounts payable to the Carryover Reserve Fund) based on a notional balance equal to the Class B-1, Class B-2 and Class B-3 principal balance.

(6) The Class A-2 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average Net Rate of the Group 2 mortgage loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 3.680%;
(7) The Pass-Through Rate for the Class A-3, Class B-1, Class B-2 and Class B-3 Certificates will be a floating rate based on One-Month LIBOR plus 0.50%, 0.70%, 1.00%, and 1.00%, respectively, subject to the lesser of (i) 11.00%, (ii) the Group 1 Net Rate Cap (equal to the weighted average Net Rate of the Group 1 mortgage loans) and (iii) the Group 2 Net Rate Cap; On the first distribution date after the Clean-Up Call Date, each such class' margin will increase by 1.5 times;


 

**(8)** The Class B-4, Class B-5 and Class B-6 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average Net Rate of the mortgage loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 3.621%;


 

| | |
|---|---|
| **Depositor/Seller:** | Structured Assets Mortgage Investments ("SAMI") |
| **Originators:** | HomeBanc Mortgage Corporation (approximately 84%) and SouthStar Funding LLC (approximately 16%). |
| **Servicer:** | Alliance Mortgage Company |
| **Master Servicer:** | Wells Fargo Bank Minnesota, NA |
| **Trustee:** | Bank One, National Association |
| **Rating Agencies:** | Standard & Poor's and Moody's Investors Service |
| **Cut-off Date:** | May 1, 2002 |
| **Closing Date:** | May 31, 2002 |
| **Legal Structure:** | REMIC |
| **Clean-Up Call:** | The terms of the transaction allow for termination of the trust once the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the sum of (*i*) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-Off Date and (ii) the Pre-funding Amount (the "Clean-Up Call Date"). |
| **Distribution Date:** | 19$^{th}$ of each month or next business day, commencing June 19, 2002 |
| **Remittance Type:** | Scheduled/Scheduled |
| **Form of Registration:** | The Offered Certificates will be issued in book-entry form through DTC. |
| **ERISA:** | The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws. |
| **SMMEA:** | The Class A-1, Class A-2, Class A-3 and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. |


 

**Advancing Obligation:** The Servicer is obligated to advance for delinquent mortgagor payments through the date of liquidation of the property to the extent they are deemed recoverable. The Master Servicer will backstop the advancing obligations of the Servicer.

**Compensating Interest**: The Servicer will be required to cover interest shortfalls as a result of full or partial prepayments to the extent of the aggregate servicing fee.

**Collateral Description:** The mortgage pool consists of approximately $305.5 million of first-lien residential adjustable-rate mortgage loans, including the loans to be purchased with the funds in the pre-funding account. The interest rates and monthly payments on the mortgage loans adjust either monthly based on the One-Month LIBOR Index or semi-annually based on the Six-Month LIBOR Index. All of the loans are interest-only for the first 10 years after origination and then fully amortize over the remaining 15 or 20 year term. Provided below is a brief summary of the composition of the pool by loan type as of May 1, 2002:

| MLG | Index Type | % of Pool | Gross WAC | Net WAC | WAM (mos) | Gross Margin | Net Margin | Per Cap | Max Rate | Mos Roll |
|---|---|---|---|---|---|---|---|---|---|---|
| I | 1-Mo/6-Mo LIBOR | 83.7% | 3.985% | 3.610% | 301 | 2.023% | 1.648% | N/A | 12.108% | 2 |
| II | 6-Mo. LIBOR | 16.3% | 4.055% | 3.680% | 303 | 1.993% | 1.618% | N/A | 12.040% | 5 |
| | **Total Portfolio:** | **100.0%** | **3.996%** | **3.621%** | **301** | **2.018%** | **1.643%** | **N/A** | **12.096%** | **3** |

All of the Mortgage Loans are interest only for the first 10-years and then convert to fully amortizing for their remaining term. All mortgage loans with LTVs greater than 80% have mortgage insurance up to the required agency limits (none are secured by additional collateral or pledged assets). All mortgage loans were originated with full documentation.

More detailed collateral information, including the loans expected to be purchased by funds in the pre-funding account, is provided in Exhibit I. NOTE: the information related to the Mortgage Loans described herein reflects information as of the May 1, 2002. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a**


 

**decrease of up to 10% from amounts shown on the front cover hereof.**

**Index Conversion Option:**

Approximately 75% of the Mortgage Loans contain a provision allowing the borrower to change his Index and Margin on the first anniversary of the date of the first monthly payment, and every six months thereafter until the fifth anniversary of the date of the first monthly payment. This option is a one-time option which allows the borrower change his index and margin to either the prime rate or the 1-year Treasury Index. The respective margins are stated in the mortgage note and typically range from: a) prime rate plus 0.00% to 0.50% or b) 1-year CMT plus 3.25% to 3.75%.

In addition, the borrower must meet certain performance in order to qualify for such conversion. Such conversion option does not change the frequency of interest rate adjustments.

**Interest Accrual Period:**

The interest accrual period for the Class A-1, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates for a given Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on a 30/360 basis). The Class A-1, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates will settle flat.

The interest accrual period for the Class A-2, Class X, Class B-4, Class B-5 and Class B-6 Certificates (such Class B Certificates not offered hereby) for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). The price to be paid by investors for the Class A-2 Certificates will include accrued interest from the Cut-Off Date up to, but not including, the Closing Date.


 

**Carryover Shortfall Amount:** If on any Distribution Date, the Certificate Interest Rate of the Class A-1, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates is subject to their respective Net Rate Cap, such Certificates become entitled to payment of an amount equal to the excess of the (i) interest accrued at their respective Pass-Through Rate (without giving effect to the Net Rate Cap) over (ii) the amount of interest received on such Certificates based on the Net Rate Cap, together with the unpaid portion of any excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Net Rate Cap). On any Distribution Date, the Carryover Shortfall Amount will be paid to the Class A-1, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates, sequentially from the Carryover Reserve Fund, after all of the Offered Certificates have received their required amounts (see Cash-Flow Description below).

**Underwriting Standards:** The Mortgage Loans were underwritten to the HomeBanc and SouthStar underwriting guidelines described briefly below and more fully in the Prospectus Supplement. Both underwriting guidelines allow for CLTV's of up to 100% and minimum FICO scores of 640 (minimum FICO of 680 for LTV's greater than 80%). All borrowers are qualified at the note rate plus 2%.

**Credit Enhancement:** Credit enhancement with respect to the Certificates will be provided by a senior/subordinate shifting interest structure.

**Pre-Funding Account:** On the Closing Date cash in the estimated amount of [approximately $50,000,000] will be deposited into the Pre-Funding Account and thereafter used to purchase additional Group 1 Mortgage Loans during the period ending no later than July 31, 2002 (the "Pre-Funding Period"), but in no case more than 25% of the initial mortgage pool. Any balance remaining in the Pre-Funding Period will be distributed as principal to the Class A-1 Certificateholders on the following Distribution Date.

**Cash Flow Description:** Distributions on the Certificates will be made on the 19th day of each month (or next business day) beginning on June 19, 2002. The payments to the Certificates, to the extent of available funds, will be made according to the following priority:



 

**Available Funds:**

1. Payment of interest to the holders of the Class A-1, Class A-2 and Class X (net of Carryover Shortfall Amount deposited into Carryover Reserve Fund) Certificates in an amount equal to their respective Pass-Through Rates (as described on the cover page);
2. Payment of principal to the holders of the Class A Certificates in an amount equal to the Senior Optimal Principal Amount;
3. Payment of interest and principal sequentially to the Class A-3 and then to the Class B-1, Class B-2 and Class B-3 Certificates in the order of their numerical Class designations, beginning with the Class B-1, so that each Mezzanine and Subordinate Class (including Class A-3) shall receive (a) the weighted average Net Mortgage Rate of the Mortgage Loans, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount.
4. Payment of any Carryover Shortfall Amounts to the Class A-1, Class A-3, Class B-1, Class B-2 and Class B-3 Certificates;
5. Payment of interest and principal sequentially to the Class B-4, Class B-5 and Class B-6 Certificates in the order of their numerical Class designations, beginning with the Class B-4, so that each Subordinate Class shall receive (a) the weighted average Net Mortgage Rate of the Mortgage Loans, and (b) such class' Allocable Share of the Subordinate Optimal Principal Distribution Amount.

**Prepayment Stepdown Tests:** The Senior Certificates will be entitled to receive 100% of the prepayments collected on the mortgage loans until June 2012. The senior prepayment percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the aggregate Subordinate Percentage over the next five years provided that (i) the principal balance of the mortgage loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the aggregate Class Principal Balance of the Subordinate Certificates (including the Class A-3) does not exceed 50% and (ii) cumulative realized losses for the mortgage loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.


 

Notwithstanding the foregoing, if after 3 year the current Subordinate Percentage is greater than or equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates (including the Class A-3) does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to May 2005 20% or b) after May 2005 30%, then prepayments will be allocated on a pro rata basis.

**Allocation of Losses:**

Realized Losses on the Mortgage Loans will be allocated first to the most junior Class of Certificates outstanding, beginning with the Class B-6 Certificates, and then in reverse numerical order, until the Certificate Balance of each Subordinate Class (including the Class A-3) has been reduced to zero. Thereafter, Realized Losses on the Group 1 Mortgage Loans will be allocated to the Class A-1 Certificates and Realized Losses on the Group 2 Mortgage Loans will be allocated to the Class A-2 Certificates.



 

## STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c ) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

# CSS MATRIX REPORT



## SAMI 2002-AR2

| GROUP2 | Count | Balance | Percent | GWAC | NWAC | Min GWAC | Max GWAC | Avg Balance | Gr. Margin | Max Rate | Orig Term | Age | Rem Term | LTV | FICO | Mo. Roll | Max CURRENT BALANCE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Group 1 | 731 | 255,728,778.50 | 83.70 | 3.985 | 3.610 | 3.125 | 5.750 | 349,834.17 | 2.023 | 12.108 | 303 | 2 | 301 | 75.61 | 721 | 2.42 | 1,868,750.00 |
| Group 2 | 163 | 49,805,470.62 | 16.30 | 4.055 | 3.680 | 3.375 | 4.625 | 305,555.03 | 1.993 | 12.040 | 304 | 1 | 303 | 77.44 | 716 | 4.51 | 1,068,750.00 |
| **TOTAL** | **894** | **305,534,249.12** | **100.00** | **3.996** | **3.621** | **3.125** | **5.750** | **341,760.91** | **2.018** | **12.096** | **303** | **2** | **301** | **75.91** | **720** | **2.76** | **1,868,750.00** |

## Current Balance

| CURRENT BALANCE | Group 1 | Group 2 | Total Group |
|---|---|---|---|
| - 100,000 | 0.84 | 0.52 | 0.79 |
| 100,001 - 200,000 | 12.52 | 15.70 | 13.04 |
| 200,001 - 300,000 | 11.93 | 16.28 | 12.64 |
| 300,001 - 350,000 | 11.16 | 14.85 | 11.77 |
| 350,001 - 400,000 | 10.30 | 12.91 | 10.72 |
| 400,001 - 450,000 | 6.65 | 10.30 | 7.24 |
| 450,001 - 500,000 | 6.10 | 3.93 | 5.74 |
| 500,001 - 550,000 | 6.39 | 3.07 | 5.85 |
| 550,001 - 600,000 | 2.26 | 5.84 | 2.84 |
| 600,001 - 650,000 | 4.64 | 1.24 | 4.08 |
| 650,001 - 700,000 | 2.94 | 0.00 | 2.46 |
| 700,001 - 800,000 | 6.77 | 6.16 | 6.67 |
| 800,001 - 900,000 | 2.33 | 5.22 | 2.80 |
| 900,001 - 1,000,000 | 3.38 | 1.83 | 3.13 |
| 1,000,001 - 1,100,000 | 2.85 | 2.15 | 2.73 |
| 1,100,001 - 1,200,000 | 1.83 | 0.00 | 1.53 |
| 1,200,001 - 1,300,000 | 1.47 | 0.00 | 1.23 |
| 1,300,001 - 1,400,000 | 1.61 | 0.00 | 1.35 |
| 1,400,001 - 1,500,000 | 0.59 | 0.00 | 0.49 |
| 1,500,001 + | 3.43 | 0.00 | 2.87 |
| **TOTAL** | **100.00** | **100.00** | **100.00** |

## Loan to Value

| LOAN TO VALUE | Group 1 | Group 2 | Total |
|---|---|---|---|
| 0.00 - 30.00 | 0.59 | 1.04 | 0.66 |
| 30.01 - 40.00 | 0.95 | 0.00 | 0.80 |
| 40.01 - 50.00 | 1.73 | 0.00 | 1.44 |
| 50.01 - 55.00 | 1.65 | 0.61 | 1.48 |
| 55.01 - 60.00 | 2.96 | 1.17 | 2.67 |
| 60.01 - 65.00 | 8.12 | 5.64 | 7.72 |
| 65.01 - 70.00 | 8.77 | 5.84 | 8.29 |
| 70.01 - 75.00 | 13.85 | 13.92 | 13.86 |
| 75.01 - 80.00 | 47.45 | 61.92 | 49.81 |
| 80.01 - 85.00 | 1.99 | 1.16 | 1.86 |
| 85.01 - 90.00 | 4.88 | 3.09 | 4.58 |

# CSS MATRIX REPORT



## Loan to Value

| LOAN TO VALUE | Group 1 | Group 2 | Total |
|---|---|---|---|
| 90.01 - 95.00 | 7.06 | 5.60 | 6.82 |
| **TOTAL** | **100.00** | **100.00** | **100.00** |

## Gross Rate

| CURRENT GROSS COUPON | Group 1 | Group 2 | Total |
|---|---|---|---|
| 3.000 - 3.249 | 0.12 | 0.00 | 0.10 |
| 3.250 - 3.499 | 0.86 | 0.77 | 0.85 |
| 3.500 - 3.749 | 7.51 | 1.90 | 6.59 |
| 3.750 - 3.999 | 34.48 | 27.25 | 33.30 |
| 4.000 - 4.249 | 36.41 | 40.43 | 37.07 |
| 4.250 - 4.499 | 16.02 | 25.85 | 17.62 |
| 4.500 - 4.749 | 4.41 | 3.80 | 4.31 |
| 4.750 - 4.999 | 0.05 | 0.00 | 0.04 |
| 5.750 - 5.999 | 0.14 | 0.00 | 0.12 |
| **TOTAL** | **100.00** | **100.00** | **100.00** |

## Credit Score

| FICO SCORE | Group 1 | Group 2 | Total |
|---|---|---|---|
| 620 - 639 | 0.72 | 0.00 | 0.60 |
| 640 - 659 | 9.47 | 8.58 | 9.32 |
| 660 - 679 | 12.91 | 20.26 | 14.11 |
| 680 - 699 | 12.59 | 9.23 | 12.04 |
| 700 - 719 | 13.18 | 16.43 | 13.71 |
| 720 - 739 | 12.74 | 14.92 | 13.09 |
| 740 - 759 | 14.77 | 8.80 | 13.79 |
| 760 - 779 | 13.10 | 13.27 | 13.13 |
| 780 - 799 | 7.67 | 7.41 | 7.63 |
| 800 - 819 | 2.49 | 1.09 | 2.26 |
| 820 + | 0.36 | 0.00 | 0.30 |
| **TOTAL** | **100.00** | **100.00** | **100.00** |

## Original Term

| STATED ORIGINAL TERM | Group 1 | Group 2 | Total |
|---|---|---|---|
| 300 - 359 | 95.31 | 92.68 | 94.88 |
| 360 - 360 | 4.69 | 7.32 | 5.12 |
| **TOTAL** | **100.00** | **100.00** | **100.00** |

## Gross Margin

| GROSS COUPON MARGIN | Group 1 | Group 2 | Total |
|---|---|---|---|
| 1.250 | 0.12 | 0.00 | 0.10 |
| 1.375 | 0.09 | 0.77 | 0.20 |
| 1.500 | 0.89 | 1.69 | 1.02 |

# CSS MATRIX REPORT



| Gross Margin | | | |
|---|---|---|---|
| **GROSS COUPON MARGIN** | **Group 1** | **Group 2** | **Total** |
| 1.625 | 4.10 | 1.09 | 3.61 |
| 1.750 | 6.01 | 5.75 | 5.97 |
| 1.875 | 13.63 | 34.74 | 17.07 |
| 2.000 | 32.38 | 27.43 | 31.57 |
| 2.125 | 26.71 | 4.70 | 23.12 |
| 2.250 | 14.80 | 22.22 | 16.01 |
| 2.375 | 0.40 | 0.75 | 0.46 |
| 2.500 | 0.79 | 0.87 | 0.80 |
| 2.625 | 0.07 | 0.00 | 0.06 |
| **TOTAL** | **100.00** | **100.00** | **100.00** |

| Maximum Rate | | | |
|---|---|---|---|
| **MAX RATE** | **Group 1** | **Group 2** | **Total** |
| 12.000 | 89.24 | 96.03 | 90.35 |
| 13.000 | 10.76 | 3.97 | 9.65 |
| **TOTAL** | **100.00** | **100.00** | **100.00** |

| State | | | |
|---|---|---|---|
| **STATE** | **Group 1** | **Group 2** | **Total** |
| AL | 0.50 | 0.00 | 0.42 |
| CO | 0.30 | 0.00 | 0.25 |
| CT | 0.21 | 0.00 | 0.17 |
| DC | 0.44 | 0.00 | 0.37 |
| FL | 30.75 | 23.76 | 29.61 |
| GA | 52.73 | 75.49 | 56.44 |
| IL | 0.20 | 0.00 | 0.17 |
| KY | 0.32 | 0.00 | 0.27 |
| MD | 0.78 | 0.00 | 0.65 |
| MI | 0.05 | 0.00 | 0.04 |
| MN | 0.65 | 0.00 | 0.55 |
| NC | 2.19 | 0.00 | 1.84 |
| NJ | 0.28 | 0.00 | 0.24 |
| NY | 0.34 | 0.00 | 0.28 |
| OH | 4.17 | 0.00 | 3.49 |
| PA | 0.21 | 0.00 | 0.18 |
| RI | 0.30 | 0.00 | 0.25 |
| SC | 0.88 | 0.00 | 0.73 |
| TN | 1.10 | 0.00 | 0.92 |
| TX | 3.15 | 0.75 | 2.76 |
| VA | 0.45 | 0.00 | 0.37 |
| **TOTAL** | **100.00** | **100.00** | **100.00** |

# CSS MATRIX REPORT

## Net Rate

| CURRENT NET COUPON | Group 1 | Group 2 | Total |
|---|---|---|---|
| 2.750 - 2.999 | 0.15 | 0.00 | 0.12 |
| 3.000 - 3.249 | 5.02 | 1.63 | 4.47 |
| 3.250 - 3.499 | 13.65 | 2.93 | 11.90 |
| 3.500 - 3.749 | 54.77 | 52.44 | 54.39 |
| 3.750 - 3.999 | 16.19 | 37.39 | 19.65 |
| 4.000 - 4.249 | 9.01 | 3.80 | 8.16 |
| 4.250 - 4.499 | 1.02 | 1.80 | 1.14 |
| 4.500 - 4.749 | 0.05 | 0.00 | 0.04 |
| 5.250 - 5.499 | 0.14 | 0.00 | 0.12 |
| **TOTAL** | **100.00** | **100.00** | **100.00** |

## Remaining Term

| REMAINING TERM | Group 1 | Group 2 | Total |
|---|---|---|---|
| 240 - 299 | 66.09 | 92.47 | 70.39 |
| 300 - 359 | 30.43 | 7.53 | 26.70 |
| 360 + | 3.48 | 0.00 | 2.91 |
| **TOTAL** | **100.00** | **100.00** | **100.00** |

## Purpose

| LOAN PURP | Group 1 | Group 2 | Total |
|---|---|---|---|
| CASH-OUT REFINANCE | 23.46 | 15.48 | 22.16 |
| PURCHASE | 45.33 | 64.49 | 48.45 |
| RATE/TERM REFINANCE | 31.21 | 20.02 | 29.39 |
| **TOTAL** | **100.00** | **100.00** | **100.00** |

## Occupancy

| OCCTYPE | Group 1 | Group 2 | Total |
|---|---|---|---|
| PRIMARY | 93.70 | 96.83 | 94.21 |
| SECOND HOME | 6.30 | 3.17 | 5.79 |
| **TOTAL** | **100.00** | **100.00** | **100.00** |

## Property Type

| PROPTYPE | Group 1 | Group 2 | Total |
|---|---|---|---|
| 2-4 FAMILY | 0.30 | 0.00 | 0.25 |
| CONDO | 4.82 | 7.28 | 5.22 |
| PUD | 43.15 | 50.40 | 44.33 |
| SINGLE FAMILY | 51.46 | 42.32 | 49.97 |
| TOWNHOUSE | 0.27 | 0.00 | 0.23 |
| **TOTAL** | **100.00** | **100.00** | **100.00** |

# CSS MATRIX REPORT



**Months to Roll**

| MO ROLL | Group 1 | Group 2 | Total |
|---|---|---|---|
| 1 | 39.07 | 0.00 | 32.70 |
| 2 | 27.65 | 0.00 | 23.15 |
| 3 | 13.47 | 1.50 | 11.52 |
| 4 | 5.49 | 45.94 | 12.08 |
| 5 | 0.82 | 52.35 | 9.22 |
| 6 | 13.45 | 0.21 | 11.29 |
| 7 | 0.05 | 0.00 | 0.04 |
| **TOTAL** | **100.00** | **100.00** | **100.00** |

**Documentaion**

| DOCTYPE | Group 1 | Group 2 | Total |
|---|---|---|---|
| Full | 98.99 | 97.45 | 98.74 |
| No Ratio | 0.16 | 0.00 | 0.14 |
| Stated | 0.85 | 2.55 | 1.13 |
| **TOTAL** | **100.00** | **100.00** | **100.00** |

# SAMI-02AR2

**SAMI-02AR2 Class A1 (I-A-1 ) LIBOR FLOATER p ( S&P: AAA Moody: Aaa )**

**Orig Bal237,188,200 Fac 1.00000 Coup 2.190 Mat / / Wac- 0.000( 0.000) WAM- / (-22829)/ 0**

**1.0000 x 1-mo LIBOR + 0.3500 Cap 11.0000 @ 10.6500 Floor 0.3500 @ 0.0000**

**DIRECTED CASHFLOW FROM GROUP G01()amort start set, use hist WAC/WAM and NO hist factor**

**Price/Yield View** Call Pct 10.000 Hist Wac/Wam

**Settle Date:** 31-May-2002 **Curve Type:** Treas Act **Curve Date:** 29-May-2002 Tranche: A1 (I-A-1 )

| Price | 15% CPP | 25% CPP | 35% CPP | prepay |
|---|---|---|---|---|
| | | | | losses |
| | 1.8400% | 1.8400% | 1.8400% | 1M_LIB |
| | 2.1206% | 2.1206% | 2.1206% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 5.11 | 2.96 | 1.96 | Avg. Life |
| | 06/02 | 06/02 | 06/02 | 1st Prin |
| | 06/15 | 06/10 | 10/07 | Last Prin |
| 99:20 | 2.28 | 2.34 | 2.40 | Yield |
| | 4.61 | 2.77 | 1.86 | Duration |
| 99:24 | 2.25 | 2.29 | 2.33 | Yield |
| | 4.62 | 2.77 | 1.87 | Duration |
| 99:28 | 2.23 | 2.25 | 2.27 | Yield |
| | 4.62 | 2.78 | 1.87 | Duration |
| 100: 0 | 2.20 | 2.20 | 2.20 | Yield |
| | 4.63 | 2.78 | 1.87 | Duration |
| 100: 4 | 2.17 | 2.16 | 2.13 | Yield |
| | 4.63 | 2.78 | 1.87 | Duration |
| 100: 8 | 2.15 | 2.11 | 2.07 | Yield |
| | 4.63 | 2.79 | 1.88 | Duration |
| 100:12 | 2.12 | 2.07 | 2.00 | Yield |
| | 4.64 | 2.79 | 1.88 | Duration |

# SAMI-02AR2

**SAMI-02AR2 Class A2 (II-A-1 ) 6MO LIBOR ARM p ( S&P: AAA Moody: Aaa )**
**Orig Bal46,194,500 Fac 1.00000 Coup 3.680 Mat / / Wac- 0.000( 0.000) WAM- / (-22829)/ 0**
**1.0000 x 6-mo LIBOR + 1.6180 Cap 11.6780 @ 10.0600 Floor 1.6180 @ 0.0000**
**DIRECTED CASHFLOW FROM GROUP G02()amort start set, use hist WAC/WAM and NO hist factor**

**Price/Yield View** Call Pct 10.000 Hist Wac/Wam

**Settle Date:** 31-May-2002 **Curve Type:** Treas Act **Curve Date:** 29-May-2002 Tranche: A2 (II-A-1 )

| Price | 15% CPP | 25% CPP | 35% CPP | prepay |
|---|---|---|---|---|
| | | | | losses |
| | 1.8400% | 1.8400% | 1.8400% | 1M_LIB |
| | 2.1206% | 2.1206% | 2.1206% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 5.11 | 2.96 | 1.96 | Avg. Life |
| | 06/02 | 06/02 | 06/02 | 1st Prin |
| | 06/15 | 06/10 | 10/07 | Last Prin |
| 101:28 | 3.29 | 3.00 | 2.64 | Yield |
| | 4.40 | 2.71 | 1.85 | Duration |
| 102: 0 | 3.27 | 2.95 | 2.57 | Yield |
| | 4.40 | 2.71 | 1.85 | Duration |
| 102: 4 | 3.24 | 2.91 | 2.51 | Yield |
| | 4.41 | 2.71 | 1.85 | Duration |
| 102: 8 | 3.21 | 2.86 | 2.44 | Yield |
| | 4.41 | 2.72 | 1.85 | Duration |
| 102:12 | 3.18 | 2.82 | 2.38 | Yield |
| | 4.41 | 2.72 | 1.86 | Duration |
| 102:16 | 3.16 | 2.77 | 2.31 | Yield |
| | 4.42 | 2.72 | 1.86 | Duration |
| 102:20 | 3.13 | 2.73 | 2.25 | Yield |
| | 4.42 | 2.73 | 1.86 | Duration |

# SAMI-02AR2

**SAMI-02AR2 Class A1 (I-A-1 ) LIBOR FLOATER p ( S&P: AAA Moody: Aaa )**

**Orig Bal237,188,200 Fac 1.00000 Coup 2.190 Mat / / Wac- 0.000( 0.000) WAM- / (-22829)/ 0**

**1.0000 x 1-mo LIBOR + 0.3500 Cap 11.0000 @ 10.6500 Floor 0.3500 @ 0.0000**

**DIRECTED CASHFLOW FROM GROUP G01()amort start set, use hist WAC/WAM and NO hist factor**

**Price/Yield View** Hist Wac/Wam

**Settle Date:** 31-May-2002 **Curve Type:** Treas Act **Curve Date:** 29-May-2002 Tranche: A1 (I-A-1 )

| Price | 15% CPP | 25% CPP | 35% CPP | prepay |
|---|---|---|---|---|
| | | | | losses |
| | 1.8400% | 1.8400% | 1.8400% | 1M_LIB |
| | 2.1206% | 2.1206% | 2.1206% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 5.45 | 3.24 | 2.15 | Avg. Life |
| | 06/02 | 06/02 | 06/02 | 1st Prin |
| | 06/32 | 06/32 | 07/29 | Last Prin |
| 99:20 | 2.29 | 2.35 | 2.41 | Yield |
| | 4.85 | 2.99 | 2.03 | Duration |
| 99:24 | 2.27 | 2.31 | 2.35 | Yield |
| | 4.85 | 2.99 | 2.03 | Duration |
| 99:28 | 2.24 | 2.27 | 2.29 | Yield |
| | 4.86 | 3.00 | 2.03 | Duration |
| 100: 0 | 2.22 | 2.23 | 2.23 | Yield |
| | 4.87 | 3.00 | 2.04 | Duration |
| 100: 4 | 2.19 | 2.18 | 2.17 | Yield |
| | 4.87 | 3.00 | 2.04 | Duration |
| 100: 8 | 2.17 | 2.14 | 2.11 | Yield |
| | 4.88 | 3.01 | 2.04 | Duration |
| 100:12 | 2.14 | 2.10 | 2.04 | Yield |
| | 4.88 | 3.01 | 2.05 | Duration |

# SAMI-02AR2

**SAMI-02AR2 Class A2 (II-A-1 ) 6MO LIBOR ARM p ( S&P: AAA Moody: Aaa )**
**Orig Bal46,194,500 Fac 1.00000 Coup 3.680 Mat / / Wac- 0.000( 0.000) WAM- / (-22829)/ 0**
**1.0000 x 6-mo LIBOR + 1.6180 Cap 11.6780 @ 10.0600 Floor 1.6180 @ 0.0000**
**DIRECTED CASHFLOW FROM GROUP G02()amort start set, use hist WAC/WAM and NO hist factor**

**Price/Yield View** Hist Wac/Wam

**Settle Date:** 31-May-2002 **Curve Type:** Treas Act **Curve Date:** 29-May-2002 Tranche: A2 (II-A-1 )

| Price | 15% CPP | 25% CPP | 35% CPP | prepay |
|---|---|---|---|---|
| | | | | losses |
| | 1.8400% | 1.8400% | 1.8400% | 1M_LIB |
| | 2.1206% | 2.1206% | 2.1206% | 6M_LIB |
| | 0.0000% | 0.0000% | 0.0000% | PUT_FLAG |
| | 0.0000% | 0.0000% | 0.0000% | STEP_OVERRIDE |
| | 5.46 | 3.24 | 2.15 | Avg. Life |
| | 06/02 | 06/02 | 06/02 | 1st Prin |
| | 09/27 | 09/27 | 09/27 | Last Prin |
| 101:28 | 3.31 | 3.05 | 2.73 | Yield |
| | 4.60 | 2.91 | 2.01 | Duration |
| 102: 0 | 3.29 | 3.01 | 2.67 | Yield |
| | 4.60 | 2.91 | 2.01 | Duration |
| 102: 4 | 3.26 | 2.97 | 2.61 | Yield |
| | 4.61 | 2.92 | 2.01 | Duration |
| 102: 8 | 3.24 | 2.92 | 2.54 | Yield |
| | 4.61 | 2.92 | 2.02 | Duration |
| 102:12 | 3.21 | 2.88 | 2.48 | Yield |
| | 4.62 | 2.93 | 2.02 | Duration |
| 102:16 | 3.18 | 2.84 | 2.42 | Yield |
| | 4.63 | 2.93 | 2.02 | Duration |
| 102:20 | 3.16 | 2.80 | 2.36 | Yield |
| | 4.63 | 2.93 | 2.03 | Duration |